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                                               UNITED STATES                                       OMB APPROVAL
                                    SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549
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                                                                                                   OMB Number: 3235-0058
                                                                                                   Expires: May 31, 1997
                                                                                                   Estimated average burden
                                                                                                   hours per response........2.50
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                                                FORM 12b-25                                        SEC FILE NUMBER
                                        NOTIFICATION OF LATE FILING                                0-20323
                                                                                                   ================================
(Check One): [_] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q   [ ]Form N-SAR          CINS NUMBER
                                                                                                      M3040 Q 10 4
                                                                                                   --------------------------------

                  For Period Ended: May 31, 1998
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification  relates to a portion of the filing checked above,  identify the
Items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Brill Media Management, Inc.; BMC Holdings, LLC; Huron Holdings, LLC; Northern Colorado Holdings, LLC; NCR III, LLC; NCH II, LLC; Northland Holdings, LLC; CMN Holding, Inc.; Brill Radio, Inc.; Brill Newspapers, Inc.; Reading Radio, Inc.; Tri-State Broadcasting, Inc.; Northern Colorado Radio, Inc.; NCR II, Inc.; Central Missouri Broadcasting, Inc.; CMB II, Inc.; Northland Broadcasting, LLC; NB II, Inc.; Central Michigan Newspapers, Inc.; Cadillac Newspapers, Inc.; CMN Associated Publications, Inc.; Central Michigan Distribution Co., L.P.; Central Michigan Distribution Co., Inc.; Gladwin Newspapers, Inc.; Graph Ads Printing, Inc.; Midland Buyer's Guide, Inc.; St. Johns Newspapers, Inc.; Huron P.S., LLC; Huron Newspapers, LLC; Advertisers P.S., LLC; Central Printing Service, LLC; Upper Michigan Holdings, Inc.; Upper Michigan Holdings, LLC; Upper Michigan Management, Inc.; Upper Michigan Newspapers, LLC; BMC Holdings, Inc.; Huron Holdings Management, Inc.; Huron Newspapers Management, Inc.; Huron P.S. Management, Inc.; Northern Colorado Holdings Management, Inc.; Northland Broadcasting Management, Inc.; Northland Holdings Management, Inc.


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Full Name of Registrant


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Former Name if Applicable

               c/o Brill Media Company, LLC, 420 N.W. Fifth Street
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Address or Principal Executive Office (Street and Number)

                            Evansville, Indiana 47708
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Brill Media Management, Inc. ("Media") and all of the other above-listed registrants (the "Guarantor Subsidiaries") are wholly owned, directly or indirectly, by Brill Media Company, LLC ("BMC"). BMC on July 15, 1998, filed a report on Form 10-Q for the fiscal quarter ended May 31, 1998 which included results of operations of BMC, Media and the Guarantor Subsidiaries on a consolidated basis (the "BMC Report"). A request for relief, pursuant to Staff Accounting Bulletin 53, from separate reporting under the Securities Exchange Act for the Guarantor Subsidiaries was filed with the Securities and Exchange Commission on May 5, 1998. Amended requests, which included a request for similar relief for Media and responses to questions from the Staff, were filed on July 1, 1998 and July 8, 1998. Media and the Guarantor Subsidiaries have not prepared separate reports on Form 10-Q because such preparation would be burdensome and because they believe, based on the comments of members of the Staff on such request letters, and subject to the conditions to be established by the Staff, that prior to the end of the extension period for which they hereby apply they will be granted relief from the requirement to file such reports.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Andris Vizbaras         212                238-8698
     ---------------     -----------     --------------------
         (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). [ ] Yes   [X] No

Media and the Guarantor Subsidiaries on July 7, 1998 filed a notification on Form 12b-25 to request an extension of the period to file reports on Form 10-K. For the same reasons as stated above, Media and the Guarantor Subsidiaries believe that prior to the expiration of such extended period they will be granted relief from the requirement to file such reports.

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================================================================================

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The following is an excerpt from the BMC Report, includes certain terms defined therein, and is qualified by reference to the BMC Report:

     Revenues for the three months ended May 31, 1998 were $10.6 million, a $3.1 million or 40.9% increase from the prior comparative period. For the current quarter, Stations' revenues represented $3.9 million and Newspapers' revenues represented $6.7 million.

     The Stations' revenues, excluding the broadcasting revenue of the Missouri Properties, grew $.3 million or 10.1% from the prior comparative period due to continued operations growth.

     The Newspapers' revenues increased $3.1 million or 85.5% from the prior comparative period. The 1998 News acquisitions accounted for $3.0 million of the increase.

     Operating expenses for the three months ended May 31, 1998 were $8.8 million, a $2.5 million or 40.5% increase from the prior comparative period.

     The Stations' operating expenses increased primarily as a result of salary and promotional related expenditures necessary for continued market expansion and increased amortization expense. This increase was offset by the elimination of the Missouri Properties' operating expenses.

     The operations acquired in the 1998 News acquisitions accounted for $2.5 million of increased operating expenses.

     As a result of the above, operating income for the three months ended May 31, 1998 was $1.8 million, an increase of $.5 million or 43.0% from the prior comparative period.

     Other income (expense) for the three months ended May 31, 1998 was $2.9 million of net expense, an increase of $1.0 million or 48.7% over the prior comparative period. This is due to an increase in interest expense and amortization of deferred financing costs of $1.4 million associated with the additional borrowing and financing activities for the acquisitions referenced above, offset by $.4 million of managed affiliate interest income.

     Net cash provided by operating activities was $1.45 million for the three months ended May 31, 1998. The increase of $1.54 million from the comparative fiscal 1997 period is attributable to the interest on long-term debt being payable on a monthly basis at May 31, 1997 versus semi-annually on June and December 15 for the current year, along with the timing related to the collection of receivables and the payment of operating expenses.

     Net cash used in investing activities was $.62 million for the three months ended May 31, 1998. The cash used in investing activities for the current reporting period is primarily attributable to the purchase of property and equipment. The decrease of $8.26 million in cash used in investing activities from the comparative fiscal 1997 period is related primarily to the loans to managed affiliates completed in May 1997.

     Net cash used in financing activities was $.74 million for the three months ended May 31, 1998. The use of cash for the current reporting period is attributable primarily to the payment of both deferred financing costs and existing long-term obligations. The decrease of $9.63 million in cash provided by financing activities from the comparative fiscal 1997 period is related primarily to the proceeds from long-term borrowings in 1997 and a decrease in amounts due to affiliates.

     Media cashflow was $3.70 million and $2.53 million for the three-month periods ended May 31, 1998 and 1997, respectively.

================================================================================
Brill Media Management, Inc.; BMC Holdings, LLC; Huron Holdings, LLC; Northern Colorado Holdings, LLC; NCR III, LLC; NCH II, LLC; Northland Holdings, LLC; CMN Holding, Inc.; Brill Radio, Inc.; Brill Newspapers, Inc.; Reading Radio, Inc.; Tri-State Broadcasting, Inc.; Northern Colorado Radio, Inc.; NCR II, Inc.; Central Missouri Broadcasting, Inc.; CMB II, Inc.; Northland Broadcasting, LLC; NB II, Inc.; Central Michigan Newspapers, Inc.; Cadillac Newspapers, Inc.; CMN Associated Publications, Inc.; Central Michigan Distribution Co., L.P.; Central Michigan Distribution Co., Inc.; Gladwin Newspapers, Inc.; Graph Ads Printing, Inc.; Midland Buyer's Guide, Inc.; St. Johns Newspapers, Inc.; Huron P.S., LLC; Huron Newspapers, LLC; Advertisers P.S., LLC; Central Printing Service, LLC; Upper Michigan Holdings, Inc.; Upper Michigan Holdings, LLC; Upper Michigan Management, Inc.; Upper Michigan Newspapers, LLC; BMC Holdings, Inc.; Huron Holdings Management, Inc.; Huron Newspapers Management, Inc.; Huron P.S. Management, Inc.; Northern Colorado Holdings Management, Inc.; Northland Broadcasting Management, Inc.; Northland Holdings Management, Inc.
================================================================================
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 16, 1998
                                            By: /s/ ALAN R. BRILL
                                               ---------------------------------
                                                Alan R. Brill,
                                                Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).